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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K
              [_] Form 10-Q  [_] Form N-SAR
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   For Period Ended:       February 28, 1998          SEC FILE NUMBER: 0-17249
   [_]  Transition Report on Form 10-K
   [_]  Transition Report on Form 20-F
   [_]  Transition Report on Form 11-K                CUSIP NUMBER: 051526 101
   [_]  Transition Report on Form 10-Q
   [_]  Transition Report on Form N-SAR

   For the Transition Period Ended:


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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

AURA SYSTEMS, INC.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

2335 Alaska Avenue
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City, State and Zip Code

El Segundo, CA 90245
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)  The reasons described in reasonable detail in Part III of this form
   |       could not be eliminated without unreasonable effort or expense;
   |  (b)  The subject annual report, semi-annual report, transition report
   |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |      be filed on or before the fifteenth calendar day following the
   |       prescribed due date; or the subject quarterly report or transition
   |       report on Form 10-Q, or portion thereof will be filed on or before
   |       the fifth calendar day following the prescribed due date; and
   | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

      The Registrant's Annual Report on Form 10-K could not be filed on or before the prescribed due date, May 29, 1998, without unreasonable effort and expense, as a result of delays experienced in preparing its financial statements for the fiscal year ended February 28, 1998 ("Fiscal 1998"). These delays are related primarily to the need to obtain information relating to its foreign operations which is necessary to complete the audit of its financial statements.

      Because of the Registrant's delay in compiling this financial data, the Registrant's year end consolidated financial statements are not yet finalized, making it impossible for the Registrant's auditors to complete their audit on or before May 29, 1998.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             STEVEN C. VEEN        310         643-5300, Ext. 215
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                  (Name)        (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed?
      If the answer is no, identify report(s).   [X] Yes  [_] No
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

      The Registrant anticipates a significant increase in revenues for Fiscal 1998 as compared to the prior fiscal year. However, these changes cannot be expressed quantitatively until final financial data has been received by the Registrant. The Registrant is unable to determine whether there will be any other significant changes in its results of operations until the audit is completed.

                              AURA SYSTEMS, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 29, 1998                       By  /s/ Steven C. Veen
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                                                 Steven C. Veen,
                                                 Chief Financial Officer


                        GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.